

Mail Stop 3233

March 17, 2016

<u>Via e-mail</u>
Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

>   **Re: MGM Resorts International**
>   **Form 10-K for the year ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-10362**

Dear Mr. Murren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MGM China, page 35

1. We note your disclosure that the decrease in net revenues is due to changes in economic factors and policy initiatives in China. Please tell us and revise future filings to disclose specifically what policy initiatives occurred and quantify how they affected your revenues.

Liquidity and Capital Resources

Principal Debt Arrangements, page 44

2. We note your disclosure of EBITDA calculated in accordance with the terms of the senior credit facility was $1.71 billion. In future periodic filings, please revise to include a reconciliation of this measure. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page 68

3. We note from your disclosure on page 84 that the line item "Property transactions, net" includes the impairment of goodwill related to MGM China. Please tell us how you determined that this presentation and caption description is consistent with the guidance of ASC 350-20-45-2.

Note 6 – Investments in and Advances to Unconsolidated Affiliates

Grand Victoria, page 80

4. We note that in each of the last four years you have recorded significant impairments to the value of your investment in Grand Victoria due to a greater than anticipated decline in operating results and a decrease in forecasted cash flows. With respect to your determination of the fair value of your investment in Grand Victoria, please provide us with the assumptions used and your basis for those assumptions. Also, tell us, given the continued declines, why you have continued to use the same assumed long-term growth rate in your analysis.

Basis Difference, page 82

5. We note your adjustment for CityCenter completion guarantee. It appears that the completion guarantee has been terminated. Please clarify for us why you continue to reflect this adjustment as a basis difference. Within your response, please reference the authoritative accounting literature management relied upon.

Note 7 – Goodwill and Other Intangible Assets, page 83

6. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of MGM China. Please refer to ASC 820-10-50-2(bbb).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities